Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of June 1, 2026, by and among Aperture Sponsor LLC and Calvin Kung (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of Class A ordinary shares, $0.0001 par value, of Aperture AC as of May 22, 2026, relating to such beneficial ownership, being filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Date: June 1, 2026	Aperture Sponsor LLC

	By:	/s/ Calvin Kung
		Name:	Calvin Kung
		Title:	Managing Member

Date: June 1, 2026

	By:	/s/ Calvin Kung
Calvin Kung